Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

April 12, 2022

By EDGAR Submission

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attention:	Li Xiao
Kevin Vaughn
Division of Corporation Finance, Office of Life Sciences

Re:	PFIZER INC
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 25, 2021
File No. 001-03619
Dear Ms. Xiao and Mr. Vaughn:

Pfizer Inc. (“Pfizer” or “we” or “our”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 10, 2021 (the “Comment Letter”), and in response to our letter dated December 23, 2021 and subsequent phone conversations with the Staff with respect to Pfizer’s Annual Report on Form 10-K filed with the Commission on February 25, 2021 for the fiscal year ended December 31, 2020 (the “Form 10-K”).

Set forth below is the heading and text of each comment followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure: Adjusted Income
Reconciliation of GAAP Reported to Non-GAAP Adjusted Information - Certain Line Items,

1.    We note your tabular reconciliations included here appear to essentially represent full non- GAAP statements of operations. Please explain why you believe your disclosures comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures, or revise your disclosures in future filings. The same comment also applies to your quarterly reporting under Form 10-Q and your earnings release under Form 8-K.
.
Response
After consulting with the Staff, we revised the reconciliation tables in our earnings release reporting Pfizer’s financial results for fourth-quarter and full-year 2021 furnished via a Form 8-K filed on February 8, 2022 and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission on February 24, 2022. We also undertake to make conforming changes in our future filings consistent with our discussions with the Staff.

Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP
Adjusted Income, page 43
2.     Here you include in note I adjustments to exclude the upfront and milestone payments made for collaboration agreements from Research and developments expense and net income attributable to Pfizer Inc. common shareholders. Please explain how you believe this presentation is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures

Compliance and Disclosure Interpretations, or revise your disclosures in future filings. Please also expand, in future filings, to provide sufficient detail of each significant adjustment, to allow a reader to understand the nature of the reconciling items and your reasons for their adjustment, in accordance with the guidance in Item 10(e) of Regulation S-K and the Non- GAAP Financial Measures Compliance and Disclosure Interpretations. The same comments also apply to your quarterly reporting under Form 10-Q and your earnings release under Form 8-K.
Response
After consulting with the Staff, we hereby undertake to change our future filings to include in our externally reported Non-GAAP financial measures expenses for (a) acquired in-process research and development costs incurred in connection with upfront and milestone payments on collaboration and in-license agreements, including premiums on equity securities and (b) asset acquisitions of acquired in-process research and development. We will reflect these changes beginning with our first quarter 2022 earnings release and will recast prior comparative periods to conform to this new presentation.
* * *
Please do not hesitate to contact me at 212-733-1424 or Jennifer.Damico@pfizer.com with any questions or comments you may have.

Very truly yours,
/s/ Jennifer B. Damico
Jennifer B. Damico
Senior Vice President and Controller

cc:	Margaret M. Madden
Senior Vice President and Corporate Secretary, Chief Governance Counsel

Frank A. D’Amelio
Chief Financial Officer, Executive Vice President

Melissa Taylor
Partner – KPMG LLP
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